SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 22, 2010

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	9489F	January 21, 2010





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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Price Monitoring Extension
Released	16:35 21-Jan-2010
Number	9489F16

RNS Number : 9489F
Elementis PLC
21 January 2010

Today's closing auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security during the initial auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the last automated execution today.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

This information is provided by RNS
The company news service from the London Stock Exchange

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